Press Release

PETROM

Bucharest
September 25th, 2006

Petrom acquires exploration projects in Russia

- **Majority participation (74.9%) in Russian exploration projects**
- **Prospective exploration portfolio: eight exploration licences and one exploration and production licence**
- **Corresponds with the strategy to establish Russia and the Caspian region as further E&P core region of Petrom and OMV**

Petrom, the largest oil and gas producer in South Eastern Europe, a 51% subsidiary of OMV Aktiengesellschaft, has signed an agreement for the acquisition of a 74.9% majority stake of Ringoil Holding & Trading Ltd. Based in Cyprus, the company is owned by a group of Russian and international owners with many years of experience in Russia and in the CIS States in the exploration and production of oil as well as the trading with oil and petroleum products and the drilling of wells. The company holds 100% of six Russian companies, which in turn hold a prospective exploration portfolio in Russia. The Russian companies' management is located in Moscow and together have 60 employees, including on-site. The relevant contracts were signed on September 25, 2006, and the purchase price remains confidential. The transaction is subject to the approval of the Russian competition authorities. It is expected that this approval will be granted in the fourth quarter of 2006.

Petrom CEO Mariana Gheorghe said: "The entry into the Russian E&P business is an important step and emphasises Petrom's significance in OMV's growth strategy. These Russian E&P assets strengthen the company's position and are extremely important for the future growth of the entire OMV Group."

Werner Ladwein, Petrom Head of Exploration & Production, said: "The acquisition of eight exploration licences and of one exploration and production licence in this area of Russia, already rich in oil, fits well with our strategy to establish Russia and the Caspian region as a core region for E&P. This entry into Russia and the envisaged close cooperation with our partners who have significant expertise regarding exploration projects, offer a solid platform for expansion in one of the world's richest countries in oil and gas."

The steering committee of the new company, the Board of Directors, will consist of four members from Petrom/OMV and two members elected by the vendor.

The acquired portfolio consists of eight exploration licences in the area of Saratov, located approx. 1,000 km southeast of Moscow, and of one exploration and production licence in the area of Komi, located approx. 1,200 km northeast of Moscow. The C1-reserves (proved reserves according to Russian standards) amount to 13 mn barrels. Additionally, Petrom and OMV experts anticipate substantial potential for oil discoveries in the exploration blocks. By

Further information:
Gabriel Nastase
Tel: +40 (21) 4060040, Fax: +40 (21) 4060420,
e-mail: gabriel.nastase@petrom.com

The Essence of Motion **PETROM**
Member of OMV Group

2011, Petrom plans to acquire approx. 20,000 km² of 2D- and approx. 3,000 km² of 3D-Seismic. By 2013, it is planned to have completed about 40 exploration wells. Petrom's and OMV's special technologies in exploring oil and in optimising recovery from oil deposits will ensure the maximum possible usage of the licences. In addition to acquiring these licences, further acquisitions of production assets are intended to be carried out. And licences rounds in Russia will be participated in. These activities should result in an accelerated establishment of a noteworthy exploration and production portfolio.

Overall, the new projects are characterised by their attractive geographical position, which permit year-round activity. Moreover, the projects are located in the proximity of existing infrastructure, such as oil pipelines with free capacities and easy access to transport routes for exploration activities.

Background Information
Petrom SA
Petrom is the largest Romanian oil and gas group, with activities in the business segments of Exploration and Production, Refining and Petrochemicals, as well as Sales and Marketing. Petrom has estimated oil and gas reserves of 1 billion boe, an annual refining capacity of 8 million metric tons and around 550 filling stations in Romania. The company also has an international network with 82 filling stations located in Moldova and Hungary. This network was increased by 178 OMV premium stations in Romania, Bulgaria and Serbia-Montenegro, acquired in January 2006. In 2005 the turnover of Petrom was EUR 2,970 million, EBITDA was EUR 766 million. Following the share capital increase OMV, the leading oil and gas group in Central Europe holds a 51,011% share in Petrom. OMV is active in 13 Central European countries in its Refining and Marketing business segment and in 18 countries on five continents in Exploration and Production. The Romanian state holds 30.862% of Petrom shares, Property Fund SA holds 9,887%, the European Bank for Reconstruction and Development, 2.026% and 6.214% are owned by minority shareholders.

Further information:
Gabriel Nastase
Tel: +40 (21) 4060040, Fax: +40 (21) 4060420,
e-mail: gabriel.nastase@petrom.com